Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Reports First Quarter of 2025 Unaudited Financial Results

•	A total of 11,685 hotels or 1,142,158 hotel rooms in operation as of March 31, 2025.

•	Hotel turnover[1] increased 14.3% year-over-year to RMB22.5 billion in the first quarter of 2025. Excluding Steigenberger Hotels GmbH and its subsidiaries (“DH”, or “Legacy-DH”), hotel turnover increased 15.3% year-over-year in the first quarter of 2025. Hotel turnover from the Legacy-DH segment increased 2.9% in the first quarter of 2025.

•	Revenue increased 2.2% year-over-year to RMB5.4 billion (US$744 million)[2] in the first quarter of 2025, within the revenue guidance previously announced of a 0% to 4% increase compared to the first quarter of 2024. Manachised and franchised revenue increased 21.1% year-over-year to RMB2.5 billion (US$344 million) in the first quarter of 2025, close to the high end of the manachised and franchised revenue guidance previously announced of an 18% to 22% increase compared to the first quarter of 2024. Revenue from the Legacy-Huazhu segment in the first quarter of 2025 was RMB4.5 billion, which increased 5.5% year-over-year, slightly above the midpoint of the revenue guidance previously announced of a 3% to 7% increase. Revenue from the Legacy-DH segment in the first quarter of 2025 was RMB918 million, which decreased 11.3% year-over-year.

•	Net income attributable to H World Group Limited was RMB894 million (US$123 million) in the first quarter of 2025, compared with RMB659 million in the first quarter of 2024 and RMB49 million in the previous quarter.

•	EBITDA (non-GAAP) in the first quarter of 2025 was RMB1.6 billion (US$222 million), compared with RMB1.3 billion in the first quarter of 2024 and RMB974 million in the previous quarter.

•	Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments from EBITDA (non-GAAP), was RMB1.5 billion (US$206 million) in the first quarter of 2025, compared with RMB1.4 billion in the first quarter of 2024 and RMB1.2 billion in the previous quarter.

•	Adjusted EBITDA is our segment measure. Adjusted EBITDA from the Legacy-Huazhu segment was RMB1.6 billion in the first quarter of 2025, compared with RMB1.5 billion in the first quarter of 2024 and RMB1.5 billion in the previous quarter. Adjusted EBITDA from the Legacy-DH segment was a loss of RMB77 million in the first quarter of 2025, compared with a loss of RMB66 million in the first quarter of 2024 and a loss of RMB247 million in the previous quarter.

1 Hotel turnover refers to total transaction value of room and non-room revenue from H World hotels (i.e., leased and operated, manachised and franchised hotels).

2 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.2567 on March 31, 2025, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

•	For the second quarter of 2025, H World expects its revenue growth to be in the range of 1%-5% compared to the second quarter of 2024 or in the range of 3%-7% excluding DH. H World expects its manachised and franchised revenue growth to be in the range of 18%-22%, compared to the second quarter of 2024.

Singapore/Shanghai, China, May 20, 2025 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, the “Company”, “we” or “our”), a key player in the global hotel industry, today announced its unaudited financial results for the first quarter ended March 31, 2025.

As of March 31, 2025, H World’s worldwide hotel network in operation totaled 11,685 hotels and 1,142,158 rooms, including 11,564 hotels from Legacy-Huazhu and 121 hotels from Legacy-DH. During the first quarter of 2025, our Legacy-Huazhu business opened 694 hotels, including 2 leased and owned hotels, and 692 manachised and franchised hotels, and closed a total of 155 hotels, including 7 leased and owned hotels, and 148 manachised and franchised hotels. As of March 31, 2025, H World had a total of 2,888 unopened hotels in our pipeline, including 2,865 hotels from the Legacy-Huazhu business and 23 hotels from the Legacy-DH business.

Legacy-Huazhu – First Quarter of 2025 Operational Highlights

As of March 31, 2025, Legacy-Huazhu had 11,564 hotels in operation, including 552 leased and owned hotels, and 11,012 manachised and franchised hotels. In addition, as of the same date, Legacy-Huazhu had 1,116,400 hotel rooms in operation, including 81,736 rooms under the lease and ownership model, and 1,034,664 rooms under the manachise and franchise models. Legacy-Huazhu also had 2,865 unopened hotels in its pipeline, including 6 leased and owned hotels, and 2,859 manachised and franchised hotels. The following discusses Legacy-Huazhu’s revenue per available room (“RevPAR”), average daily room rate (“ADR”) and occupancy rate for its leased and owned hotels, as well as manachised and franchised hotels for the periods indicated.

• The ADR was RMB272 in the first quarter of 2025, compared with RMB280 in the first quarter of 2024 and RMB277 in the previous quarter.

• The occupancy rate for all of the Legacy-Huazhu hotels in operation was 76.2% in the first quarter of 2025, compared with 77.2% in the first quarter of 2024 and 80.0% in the previous quarter.

• Blended RevPAR was RMB208 in the first quarter of 2025, compared with RMB216 in the first quarter of 2024 and RMB222 in the previous quarter.

• For all of the Legacy-Huazhu hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB205 in the first quarter of 2025, representing an 8.3% decrease from RMB224 in the first quarter of 2024, with a 5.3% decrease in same-hotel ADR and a 2.5 percentage-point decrease in same-hotel occupancy rate.

Legacy-DH – First Quarter of 2025 Operational Highlights

As of March 31, 2025, Legacy-DH had 121 hotels in operation, including 65 leased hotels, and 56 manachised and franchised hotels. In addition, as of the same date, Legacy-DH had 25,758 hotel rooms in operation, including 13,749 rooms under the lease model, and 12,009 rooms under the manachise and franchise models. Legacy-DH also had 23 unopened hotels in the pipeline, including 10 leased hotels and 13 manachised and franchised hotels. The following discusses Legacy-DH’s RevPAR, ADR and occupancy rate for its leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

• The ADR was EUR107 in the first quarter of 2025, compared with EUR104 in the first quarter of 2024 and EUR115 in the previous quarter.

• The occupancy rate for all Legacy-DH hotels in operation was 61.1% in the first quarter of 2025, compared with 55.8% in the first quarter of 2024 and 70.5% in the previous quarter.

• Blended RevPAR was EUR65 in the first quarter of 2025, compared with EUR58 in the first quarter of 2024 and EUR81 in the previous quarter.

Jin Hui, CEO of H World commented: “During the first quarter of 2025, we continued our rapid network expansion with 694 new hotel openings in China, and on track to achieve our full-year target of approximately 2,300 gross hotel openings. However, we maintain an overall cautious stance amid ongoing tariff and macroeconomic uncertainties. To achieve sustainable long-term growth, we will continue advancing our asset-light strategy, focusing on high-quality network expansion, enhancing brand positioning and 'service excellence', and strengthening sales capabilities centred around our H Rewards membership program.”

“Regarding our business outside China, our Legacy-DH segment recorded a 12.7% year-over-year blended RevPAR increase in the first quarter of 2025, with a 2.8% increase in ADR and a 5.3 percentage-point increase in occupancy rate. We will continue to enhance our hotel operations, focus on cost reduction and efficiency improvement, and continue developing our asset light portfolio.”

First Quarter of 2025 Unaudited Financial Results

(RMB in millions)	Q1 2024	Q4 2024	Q1 2025
Revenue:
Leased and owned hotels	3,099	3,373	2,789
Manachised and franchised hotels	2,063	2,499	2,499
Others	116	151	107
Total revenue	5,278	6,023	5,395

Revenue in the first quarter of 2025 was RMB5.4 billion (US$744 million), representing a 2.2% year-over-year increase and a quarter-over-quarter decrease of 10.4%. Revenue from the Legacy-Huazhu segment in the first quarter of 2025 was RMB4.5 billion, representing a 5.5% year-over-year increase and a 6.4% quarter-over-quarter decline. The 5.5% year-over-year increase was mainly driven by continued hotel network expansion. Revenue from the Legacy-DH segment in the first quarter of 2025 was RMB918 million, representing an 11.3% year-over-year decrease and a 26.0% quarter-over-quarter decline.

Revenue from leased and owned hotels in the first quarter of 2025 was RMB2.8 billion (US$385 million), representing a 10.0% year-over-year decrease and a 17.3% quarter-over-quarter decline. Revenue from leased and owned hotels from the Legacy-Huazhu segment in the first quarter of 2025 was RMB1.9 billion, representing a 9.4% year-over-year decrease, as we continue exiting leased and owned hotels. Revenue from leased and owned hotels from the Legacy-DH segment in the first quarter of 2025 was RMB876 million, representing an 11.2% year-over-year decrease, as we exited 11 leased hotels.

Revenue from manachised and franchised hotels in the first quarter of 2025 was RMB2.5 billion (US$344 million), representing a 21.1% year-over-year increase and remaining flat from quarter-over-quarter. Revenue from our Legacy-Huazhu segment from manachised and franchised hotels in the first quarter of 2025 was RMB2.5 billion, representing a 21.1% year-over-year increase, driven by hotel network expansion. Revenue from manachised and franchised hotels from the Legacy-DH segment in the first quarter of 2025 was RMB31 million, representing a 34.8% year-over-year increase, as we transformed 10 leased hotels to manachised and franchised hotels.

Other revenue represents revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of IT products, and services and Huazhu Mall™ and other revenue from the Legacy-DH segment, totaling RMB107 million (US$15 million) in the first quarter of 2025, compared to RMB116 million in the first quarter of 2024 and RMB151 million in the previous quarter.

(RMB in millions)	Q1 2024	Q4 2024	Q1 2025
Operating costs and expenses:
Hotel operating costs	(3,565)	(4,190)	(3,604)
Other operating costs	(9)	(5)	(11)
Selling and marketing expenses	(260)	(296)	(243)
General and administrative expenses	(509)	(725)	(512)
Pre-opening expenses	(8)	(4)	(3)
Total operating costs and expenses	(4,351)	(5,220)	(4,373)

Hotel operating costs in the first quarter of 2025 were RMB3.6 billion (US$497 million), reflecting a 1.1% year-over-year increase. The 1.1% year-over-year increase was mainly due to a 4.2% year-over-year increase in Legacy-Huazhu and partially offset by a 7.2% year-over-year decline in Legacy-DH. As we continue to pursue an asset-light strategy, our hotel operating costs as a percentage of revenue have decreased by 0.7 percentage points year-over-year.

Selling, General and administrative expenses (SG&A) in the first quarter of 2025 were RMB755 million (US$104 million), reflecting a 1.8% year-over-year decrease, with an 11.1% year-over-year decline in Legacy-DH thanks to our restructuring and cost optimization effort and partially offset by a 1.6% year-over-year increase in Legacy-Huazhu due mainly to an increase in share-based compensation (SBC).

Other operating income, net in the first quarter of 2025 was RMB60 million (US$8 million), compared to RMB76 million in the first quarter of 2024 and RMB99 million in the previous quarter.

Income from operations in the first quarter of 2025 was RMB1.1 billion (US$149 million), reflecting a 7.9% year-over-year increase, and mainly driven by an 8.1% year-over-year increase in Legacy-Huazhu and partially offset by a 9.4% year-over-year decline in Legacy-DH.

Operating margin, defined as income from operations as a percentage of revenue, was 20.1% in the first quarter of 2025, compared with 19.0% in the first quarter of 2024 and 15.0% in the previous quarter. The margin improvement was mainly due to a higher revenue contribution from our manachised and franchised business. This was in line with our asset-light expansion strategy.

Other income, net in the first quarter of 2025 was an income of RMB22 million (US$3 million), compared to an income of RMB40 million in the first quarter of 2024 and an expense of RMB14 million in the previous quarter.

Gains (losses) from fair value changes of equity securities in the first quarter of 2025 were losses of RMB12 million (US$2 million), compared to gains of RMB38 million in the first quarter of 2024, and losses of RMB19 million in the previous quarter. Gains (losses) from fair value changes of equity securities mainly represent the gains (losses) from our investments in equity securities with readily determinable fair values.

Income tax expense in the first quarter of 2025 was RMB377 million (US$52 million), compared to RMB279 million in the first quarter of 2024 and RMB578 million in the previous quarter. The higher income tax expense in the quarter was due to withholding tax related to dividend distributions.

Net income attributable to H World Group Limited in the first quarter of 2025 was RMB894 million (US$123 million), reflecting a 35.7% year-over-year increase, mainly supported by a 27.2% year-over-year increase in Legacy-Huazhu.

EBITDA (non-GAAP) in the first quarter of 2025 was RMB1.6 billion (US$222 million), compared with RMB1.3 billion in the first quarter of 2024 and RMB974 million in the previous quarter.

Adjusted EBITDA, which excluded the following from EBITDA (non-GAAP): share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments, was RMB1.5 billion (US$206 million) in the first quarter of 2025, compared with RMB1.4 billion in the first quarter of 2024 and RMB1.2 billion in the previous quarter. Adjusted EBITDA from the Legacy-Huazhu segment, which is a segment measure, was RMB1.6 billion in the first quarter of 2025, compared with RMB1.5 billion in the first quarter of 2024 and RMB1.5 billion in the previous quarter. Adjusted EBITDA from the Legacy-DH segment, which is a segment measure, was a loss of RMB77 million in the first quarter of 2025, compared with a loss of RMB66 million in the first quarter of 2024 and a loss of RMB247 million in the previous quarter.

Cash flow. Operating cash inflow in the first quarter of 2025 was RMB580 million (US$80 million). Investing cash inflow in the first quarter of 2025 was RMB757 million (US$103 million). Financing cash outflow in the first quarter of 2025 was RMB628 million (US$86 million).

Cash, cash equivalents and restricted cash. As of March 31, 2025, the Company had a total balance of cash and cash equivalents of RMB8.2 billion (US$1.1 billion) and restricted cash of RMB121 million (US$16 million).

Debt financing. As of March 31, 2025, the Company had a total debt and net cash balance of RMB5.3 billion (US$726 million) and RMB3.0 billion (US$418 million), respectively; the unutilized credit facility available to the Company was RMB3.0 billion.

Guidance

For the second quarter of 2025, H World expects its revenue growth to be in the range of 1%-5% compared to the second quarter of 2024, or in the range of 3%-7% excluding DH. H World expects its manachised and franchised revenue growth to be in the range of 18%-22%, compared to the second quarter of 2024.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

H World’s management will host a conference call at 8 a.m. (U.S. Eastern time) on Tuesday, May 20, 2025 (or 8 p.m. (Hong Kong time) on Tuesday, May 20, 2025) following the announcement.

To join by phone, all participants must pre-register this conference call using the Participant Registration link of https://register-conf.media-server.com/register/BIa8086f3fd2fa4a3aa928220aab5bc4e3. Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN.

A live webcast of the call can be accessed at https://edge.media-server.com/mmc/p/f5fp8ait/ or the Company’s website at https://ir.hworld.com/news-and-events/events-calendar.

A replay of the conference call will be available for twelve months from the date of the conference at the Company’s website, https://ir.hworld.com/news-and-events/events-calendar.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): adjusted net income (loss) attributable to H World Group Limited excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments; adjusted basic and diluted earnings (losses) per share/ADS excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments; EBITDA; adjusted EBITDA excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments is that share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments have been and may continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it excludes depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments helps facilitate year-over-year comparisons of the results of operations as the share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments may not be indicative of Company operating performance.

Therefore, the Company believes adjusted EBITDA more closely reflects the financial performance capability of our hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments all in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of March 31, 2025, H World operated 11,685 hotels with 1,142,158 hotel rooms in operation in 19 countries. H World’s brands include HanTing Hotel, JI Hotel, Orange Hotel, Crystal Orange Hotel, IntercityHotel, Hi Inn, Ni Hao Hotel, Elan Hotel, Zleep Hotels, Starway Hotel, CitiGo, Manxin Hotel, Madison Hotel, MAXX, Blossom House, Joya Hotel, Steigenberger Hotels & Resorts, Jaz in the City, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of March 31, 2025, H World operates 8 percent of its hotel rooms under the lease and ownership model, and 92 percent under the manachise and franchise model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data Follow—

H World Group Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2024	March 31, 2025
	RMB	RMB	US$[3]
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	7,474	8,184	1,128
Restricted cash	50	121	16
Short-term investments	3,603	2,682	370
Accounts receivable, net	817	854	118
Loan receivables - current, net	114	113	16
Amounts due from related parties, current	297	298	41
Inventories	60	58	8
Other current assets, net	800	753	103
Total current assets	13,215	13,063	1,800

Property and equipment, net	5,682	5,559	766
Intangible assets, net	4,776	4,874	672
Operating lease right-of-use assets	24,992	24,892	3,430
Finance lease right-of-use assets	2,272	2,323	320
Land use rights, net	174	173	24
Long-term investments	2,316	2,336	322
Goodwill	5,221	5,300	730
Amounts due from related parties, non-current	51	52	7
Loan receivables, net	190	162	23
Other assets, net	668	703	97
Deferred tax assets	1,054	1,062	146
Assets held for sale	1,941	1,060	146
Total assets	62,552	61,559	8,483

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	880	849	117
Accounts payable	983	838	115
Amounts due to related parties	74	81	11
Salary and welfare payables	1,201	823	113
Deferred revenue	1,822	1,864	257
Operating lease liabilities, current	3,492	3,386	467
Finance lease liabilities, current	50	53	7
Accrued expenses and other current liabilities	4,006	4,134	571
Dividends payable	0	2,137	294
Income tax payable	813	694	96
Total current liabilities	13,321	14,859	2,048

Long-term debt	4,546	4,420	609
Operating lease liabilities, non-current	23,634	23,492	3,237
Finance lease liabilities, non-current	2,843	2,924	403
Deferred revenue	1,351	1,426	196
Other long-term liabilities	1,472	1,627	224
Deferred tax liabilities	919	934	129
Retirement benefit obligations	111	113	16
Liabilities held for sale	2,084	1,142	157
Total liabilities	50,281	50,937	7,019

Equity:
Ordinary shares	0	0	0
Treasury shares	(274)	(690)	(95)
Additional paid-in capital	9,620	9,654	1,330
Retained earnings	2,449	1,207	166
Accumulated other comprehensive income	382	324	45
Total H World Group Limited shareholders' equity	12,177	10,495	1,446
Noncontrolling interest	94	127	18
Total equity	12,271	10,622	1,464
Total liabilities and equity	62,552	61,559	8,483

3 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.2567 on March 31, 2025, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

H World Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Revenue:
Leased and owned hotels	3,099	3,373	2,789	385
Manachised and franchised hotels	2,063	2,499	2,499	344
Others	116	151	107	15
Total revenue	5,278	6,023	5,395	744

Operating costs and expenses:
Hotel operating costs:
Rents	(1,086)	(1,100)	(1,027)	(142)
Utilities	(192)	(155)	(177)	(24)
Personnel costs	(1,225)	(1,393)	(1,371)	(189)
Depreciation and amortization	(319)	(305)	(301)	(41)
Consumables, food and beverage	(293)	(336)	(269)	(37)
Others	(450)	(901)	(459)	(64)
Total hotel operating costs	(3,565)	(4,190)	(3,604)	(497)
Other operating costs	(9)	(5)	(11)	(2)
Selling and marketing expenses	(260)	(296)	(243)	(33)
General and administrative expenses	(509)	(725)	(512)	(71)
Pre-opening expenses	(8)	(4)	(3)	(0)
Total operating costs and expenses	(4,351)	(5,220)	(4,373)	(603)
Other operating income (expense), net	76	99	60	8
Income (loss) from operations	1,003	902	1,082	149
Interest income	51	53	49	7
Interest expense	(83)	(74)	(74)	(10)
Other income (expense), net	40	(14)	22	3
Gain (loss) from fair value changes of equity securities	38	(19)	(12)	(2)
Foreign exchange gain (loss)	(92)	(155)	208	29
Income (loss) before income taxes	957	693	1,275	176
Income tax (expense) benefit	(279)	(578)	(377)	(52)
Income (Loss) from equity method investments	(11)	(54)	1	0
Net income (loss)	667	61	899	124
Net (income) loss attributable to noncontrolling interest	(8)	(12)	(5)	(1)
Net income (loss) attributable to H World Group Limited	659	49	894	123

Gain (loss) arising from defined benefit plan, net of tax	-	6	-	-
Gain (loss) from fair value changes of debt securities, net of tax	-	(13)	-	-
Foreign currency translation adjustments, net of tax	(31)	(70)	(58)	(8)
Comprehensive income (loss)	636	(16)	841	116
Comprehensive (income) loss attributable to noncontrolling interest	(8)	(12)	(5)	(1)
Comprehensive income (loss) attributable to H World Group Limited	628	(28)	836	115

Earnings (Losses) per share:
Basic	0.21	0.02	0.29	0.04
Diluted	0.21	0.02	0.28	0.04

Earnings (Losses) per ADS:
Basic	2.10	0.16	2.91	0.40
Diluted	2.08	0.16	2.85	0.39

Weighted average number of shares used in computation:
Basic	3,139,466,152	3,080,973,793	3,066,765,293	3,066,765,293
Diluted	3,172,770,493	3,123,364,616	3,232,049,635	3,232,049,635

H World Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
	(in millions)
Operating activities:
Net income (loss)	667	61	899	124

Share-based compensation	58	73	77	11
Depreciation and amortization, and other	345	326	319	44
Impairment loss	-	469	5	1
Loss (income) from equity method investments, net of dividends	11	65	(1)	(0)
Investment (income) loss and foreign exchange (gain) loss	29	195	(228)	(31)
Changes in operating assets and liabilities	(230)	1,323	(288)	(40)
Other	6	192	(203)	(29)
Net cash provided by (used in) operating activities	886	2,704	580	80

Investing activities:
Capital expenditures	(281)	(205)	(240)	(33)
Purchase of investments	(254)	(3,099)	(2,065)	(285)
Proceeds from maturity/sale and return of investments	842	176	3,031	417
Loan advances	(52)	(54)	(10)	(1)
Loan collections	38	73	40	5
Other	55	10	1	0
Net cash provided by (used in) investing activities	348	(3,099)	757	103

Financing activities:
Payment of share repurchase	(544)	-	(430)	(59)
Proceeds from debt	536	25	-	-
Repayment of debt	(137)	(49)	(166)	(23)
Dividend paid	(2,091)	(0)	-	-
Other	(22)	(13)	(32)	(4)
Net cash provided by (used in) financing activities	(2,258)	(37)	(628)	(86)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(17)	21	70	10
Net increase (decrease) in cash, cash equivalents and restricted cash, including cash classified within assets held for sale	(1,041)	(411)	779	107
Less: net increase (decrease) in cash and cash equivalents classified within assets held for sale	5	5	(2)	(0)
Cash, cash equivalents and restricted cash at the beginning of the period	7,710	7,940	7,524	1,037
Cash, cash equivalents and restricted cash at the end of the period	6,664	7,524	8,305	1,144

H World Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	659	49	894	123
Share-based compensation expenses	58	73	77	11
(Gain) loss from fair value changes of equity securities	(38)	19	12	2
Foreign exchange (gain) loss, net	92	155	(208)	(29)
(Gain) loss on disposal of investments	-	25	-	-
Adjusted net income (loss) attributable to H World Group Limited (non-GAAP)	771	321	775	107
Adjusted earnings (losses) per share (non-GAAP)
Basic	0.25	0.10	0.25	0.03
Diluted	0.24	0.10	0.25	0.03

Adjusted earnings (losses) per ADS (non-GAAP)
Basic	2.46	1.04	2.53	0.35
Diluted	2.43	1.03	2.48	0.34

Weighted average number of shares used in computation
Basic	3,139,466,152	3,080,973,793	3,066,765,293	3,066,765,293
Diluted	3,172,770,493	3,123,364,616	3,232,049,635	3,232,049,635

	Quarter Ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
	(in millions)
Net income (loss) attributable to H World Group Limited (GAAP)	659	49	894	123
Interest income	(51)	(53)	(49)	(7)
Interest expense	83	74	74	10
Income tax expense	279	578	377	52
Depreciation and amortization	339	326	319	44
EBITDA (non-GAAP)	1,309	974	1,615	222
Share-based compensation	58	73	77	11
(Gain) loss from fair value changes of equity securities	(38)	19	12	2
Foreign exchange (gain) loss, net	92	155	(208)	(29)
(Gain) loss on disposal of investments	-	25	-	-
Adjusted EBITDA (non-GAAP)	1,421	1,246	1,496	206

H World Group Limited

Segment Financial Summary

	Quarter Ended March 31, 2024			Quarter Ended December 31, 2024			Quarter Ended March 31, 2025
	Legacy- Huazhu	Legacy- DH	Elimination	Legacy- Huazhu	Legacy- DH	Elimination	Legacy- Huazhu	Legacy- DH	Elimination
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)			(in millions)			(in millions)
Leased and owned hotels	2,112	987	-	2,178	1,195	-	1,913	876	-
Manachised and franchised hotels	2,042	23	(2)	2,470	34	(5)	2,472	31	(4)
Others	92	25	(1)	141	12	(2)	96	11	-
Revenue	4,246	1,035	(3)	4,789	1,241	(7)	4,481	918	(4)

Depreciation and amortization	280	59	(0)	265	61	(0)	259	60	(0)
Adjusted EBITDA	1,487	(66)	(0)	1,493	(247)	(0)	1,573	(77)	0

From this quarter, we started to present the segment financial summary before elimination. Accordingly, comparative figures for the prior periods were updated to conform to the current period’s presentation.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q1 2025	Closed (2) in Q1 2025	Net added in Q1 2025	As of March 31, 2025	As of March 31, 2025
Leased and owned hotels	2	(7)	(5)	552	81,736
Manachised and franchised hotels	692	(148)	544	11,012	1,034,664
Total	694	(155)	539	11,564	1,116,400

(1)	Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.
(2)	The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q1 2025, we temporarily closed 9 hotels for brand upgrade and business model change purposes.

	As of March 31, 2025
	Number of hotels	Unopened hotels in pipeline
Economy hotels	5,673	1,114
Leased and owned hotels	275	2
Manachised and franchised hotels	5,398	1,112
Midscale, upper-midscale hotels and others	5,891	1,751
Leased and owned hotels	277	4
Manachised and franchised hotels	5,614	1,747
Total	11,564	2,865

	For the quarter ended

	March 31,	December 31,	March 31,	yoy
	2024	2024	2025	change
Average daily room rate (in RMB)
Leased and owned hotels	346	353	338	-2.2%
Manachised and franchised hotels	272	270	267	-2.0%
Blended	280	277	272	-2.6%
Occupancy rate (as a percentage)
Leased and owned hotels	81.0%	83.7%	79.7%	-1.3p.p.
Manachised and franchised hotels	76.8%	79.7%	75.9%	-0.9p.p.
Blended	77.2%	80.0%	76.2%	-1.0p.p.
RevPAR (in RMB)
Leased and owned hotels	280	296	269	-3.8%
Manachised and franchised hotels	209	215	203	-3.1%
Blended	216	222	208	-3.9%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of		ended		yoy	ended		yoy	ended		yoy
	March 31,		March 31,		change	March 31,		change	March 31,		change
	2024	2025	2024	2025		2024	2025		2024	2025	(p.p.)
Economy hotels	3,855	3,855	172	156	-9.1%	213	201	-5.7%	80.8%	77.9%	-2.9
Leased and owned hotels	265	265	208	188	-9.3%	248	231	-6.8%	83.7%	81.4%	-2.2
Manachised and franchised hotels	3,590	3,590	168	153	-9.1%	209	197	-5.5%	80.5%	77.5%	-3.0
Midscale, upper-midscale hotels and others	3,595	3,595	266	245	-7.9%	343	325	-5.3%	77.5%	75.4%	-2.1
Leased and owned hotels	250	250	344	321	-6.8%	429	407	-5.0%	80.2%	78.7%	-1.5
Manachised and franchised hotels	3,345	3,345	257	236	-8.1%	333	315	-5.4%	77.2%	75.0%	-2.2
Total	7,450	7,450	224	205	-8.3%	284	269	-5.3%	79.0%	76.5%	-2.5

Operating Results: Legacy-DH(3)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q1 2025	Closed in Q1 2025	Net added in Q1 2025	As of March 31, 2025 (4)	As of March 31, 2025	As of March 31, 2025
Leased hotels	-	(11)	(11)	65	13,749	10
Manachised and franchised hotels	10	-	10	56	12,009	13
Total	10	(11)	(1)	121	25,758	23

(3)	Legacy-DH refers to DH.
(4)	As of March 31, 2025, a total of 3 hotels were temporarily closed due to repair and renovation.

	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2024	2024	2025	change
Average daily room rate (in EUR)
Leased hotels	110	115	104	-5.1%
Manachised and franchised hotels	95	115	110	15.7%
Blended	104	115	107	2.8%
Occupancy rate (as a percentage)
Leased hotels	55.4%	70.0%	61.9%	+6.5 p.p.
Manachised and franchised hotels	56.4%	71.2%	60.2%	+3.7 p.p.
Blended	55.8%	70.5%	61.1%	+5.3 p.p.
RevPAR (in EUR)
Leased hotels	61	81	64	6.1%
Manachised and franchised hotels	54	82	66	23.4%
Blended	58	81	65	12.7%

Hotel Portfolio by Brand

	As of March 31, 2025
	Hotels	Rooms	Unopened hotels

	in operation		in pipeline
Economy hotels	5,677	464,841	1,123
HanTing Hotel	4,269	370,138	699
Ni Hao Hotel	453	34,145	118
Hi Inn	594	31,182	284
Elan Hotel	129	7,012	-
Ibis Hotel	228	21,707	13
Zleep Hotels	4	657	9
Midscale hotels	4,835	517,060	1,116
JI Hotel	3,092	351,344	756
Orange Hotel	913	97,144	236
Starway Hotel	722	58,502	120
Ibis Styles Hotel	108	10,070	4
Upper midscale hotels	994	132,474	527
Crystal Orange Hotel	267	33,501	142
IntercityHotel(5)	113	19,158	125
CitiGO Hotel	34	5,144	4
Manxin Hotel	175	16,239	64
Madison Hotel	157	18,185	115
Mercure Hotel	204	31,319	48
Novotel Hotel	34	7,349	23
MAXX(6)	10	1,579	6
Upscale hotels	152	22,016	112
Blossom House	78	3,749	95
Joya Hotel	7	1,234	1
Grand Mercure Hotel	9	1,825	1
Steigenberger Hotels & Resorts(7)	55	14,621	14
Jaz in the City	3	587	1
Luxury hotels	16	2,325	5
Steigenberger Icon(8)	9	1,804	3
Song Hotels	7	521	2
Others	11	3,442	5
Other hotels(9)	11	3,442	5
Total	11,685	1,142,158	2,888

(5)	As of March 31, 2025, 56 operational hotels and 121 pipeline hotels of IntercityHotel were under Legacy-Huazhu.

(6)	As of March 31, 2025, 6 operational hotels and 6 pipeline hotels of MAXX were under Legacy-Huazhu.

(7)	As of March 31, 2025, 12 operational hotels and 8 pipeline hotels of Steigenberger Hotels & Resorts were under Legacy-Huazhu.

(8)	As of March 31, 2025, 3 operational hotels and 2 pipeline hotels of Steigenberger Icon were under Legacy-Huazhu.

(9)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).